Standard Chartered Securities (North America) LLC

Exemption Report

December 31, 2025

This report is deemed Confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Contents

Forvis Mazars, LLP
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New York, NY 10020-1299
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Report of Independent Registered Public Accounting Firm

Member
Standard Chartered Securities (North America) LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Standard Chartered Securities (North America) LLC (the Company) identified the following provisions of 17 CFR §15c3-3(k) under which the Company claimed an exemption from 17 CFR §240.15c3-3: Section (k)(2)(i) (the exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

We have also reviewed management's statements, included in the accompanying Exemption Report, in which the Company is also filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 CFR §240.17a-5 because the Company's other business activities consist of receiving fees for providing advisory services on mergers and acquisitions, and the Company stated it (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 CFR §240.17a-5 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the *Securities Exchange Act of 1934* and based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 CFR §240.17a-5.

Forvis Mazars, LLP

New York, New York
March 26, 2026

Standard Chartered Securities (North America) LLC's Exemption Report

Standard Chartered Securities (North America) LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (k) (2)(i)-"Special Account for the Exclusive Benefit of Customers".

(2) The Company met the identified exemption provisions in 17C.F.R § 240.15c3-3 (k)(2)(i) throughout the year ended December 31, 2025, without exception.

(3) The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: receiving fees for providing advisory services on mergers and acquisitions, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Standard Chartered Securities (North America) LLC

I, Peter Nielsen affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *Peter Nielsen*

Title: Director of Financial Operations

Date: March 26, 2026